Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Newmark Group, Inc. for the registration of $125.0 million aggregate principal amount of its 7.500% Senior Notes due 2029, and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements of Newmark Group, Inc. and the effectiveness of internal control over financial reporting of Newmark Group, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
August 8, 2024